15046212

SEC Mail Processing Section

FEB 26 2015

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: March 31, 2016 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 52474

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Callaway Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

721 N. Fielder Road, Suite C
(No. and Street)

Arlington	Texas	76012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Corey N. Callaway — 817-274-4877
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Corey N. Callaway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Callaway Financial Services, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

DONNA B. WRIGHT
Notary Public, State of Texas
My Commission Expires
March 20, 2018

Donna B. Wright
Notary Public

Signature

President
Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Callaway Financial Services, Inc.

We have audited the accompanying statement of financial condition of Callaway Financial Services, Inc. (a Texas corporation) as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Callaway Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Callaway Financial Services, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Callaway Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Callaway Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 16, 2015

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$ 32,621
Advance to related party	2,388
Commissions receivable	7,180
Prepaid expenses	1,280
Clearing deposit	25,000
TOTAL ASSETS	$ 68,469

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Commissions payable	$ 5,363
TOTAL LIABILITIES	5,363

Stockholder's Equity

Common stock, 100,000,000 shares authorized with $.01 par value, 20,000 shares issued and outstanding	200
Additional paid-in capital	79,800
Accumulated deficit	(16,894)
TOTAL STOCKHOLDER'S EQUITY	63,106
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 68,469

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Income
Year Ended December 31, 2014

Revenue	
Securities commissions	$ 218,224
TOTAL REVENUE	218,224
Expenses	
Compensation and related costs	86,389
Clearing charges	76,101
Communications	8,862
Services allocation - Parent	18,000
Professional fees	12,801
Regulatory fees	2,310
Other expenses	9,141
TOTAL EXPENSES	213,604
Net income before income taxes	4,620
Income taxes	-
NET INCOME	$ 4,620

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2014

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2013	20,000	$ 200	$ 79,800	$ (21,514)	$ 58,486
Net income	-	-	-	4,620	4,620
Balances at December 31, 2014	20,000	$ 200	$ 79,800	$ (16,894)	$ 63,106

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Statement of Cash Flows
Year Ended December 31, 2014

Cash flows from operating activities:	
Net income	$ 4,620
Adjustments to reconcile net income to net cash provided by operating activities:	
Change in assets and liabilities:	
Increase in advance to related party	(2,388)
Increase in commissions receivable	(139)
Decrease in prepaid expenses	554
Increase in commissions payable	713
Net cash provided by operating activities	3,360
Net increase in cash	3,360
Cash at beginning of year	29,261
Cash at end of year	$ 32,621

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

See notes to financial statements.

CALLAWAY FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Callaway Financial Services, Inc. (the Company) was organized in January 2000 as a Texas corporation. The Company is a wholly owned subsidiary of CFS Holdings, Inc., an S corporation, (Parent). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company's customers consist primarily of individuals and retirement plans located in Texas.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Company's financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

CALLAWAY FINANCIAL SERVICES, INC.
Notes to Financial Statements
December 31, 2014

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Security Transactions

Securities commissions and the related expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

As of December 31, 2014, open Federal tax years subject to examination include the tax years ended December 31, 2011 through December 31, 2013.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $58,046, which was $53,046, in excess of its required net capital of $5,000. The Company's net capital ratio was .09 to 1.

Note 3 - Transactions with Clearing Broker-Dealer

The Company has an agreement with a clearing broker-dealer to provide clearing, execution and other related securities services. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. There is a minimum clearing and execution fee of $2,500 per month. The agreement also requires the Company to maintain a minimum of $25,000 in a deposit account with the clearing broker-dealer.

Note 4 - Related Party Transactions / Economic Dependency / Concentration of Services

The Company and its Parent are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company has a Services Agreement (Agreement) with its Parent and another related party effective September 2011, and amended November 2013. The Agreement is for a one year term, automatically renewed on a year to year basis unless terminated by any of the parties on 30 days notice prior to expiration of an annual term. Under the Agreement, the Parent is to provide office facilities, personal property and support services. The current fee under this Agreement is $1,500 per month and represents the Company's allocable share of services provided by the Parent. Services allocation – Parent, incurred and paid, totaled $18,000 under this Agreement for the year ended December 31, 2014.

The Parent's sole shareholder, a registered securities representative and officer of the Company, generated approximately 59% of the Company's securities revenue. Included in compensation and related costs is approximately 68%, or $58,892 for compensation earned by the Parent's sole shareholder, of which $2,759 is included in commissions payable at December 31, 2014. The Company has an advance due from the Parent's sole shareholder of $2,388. The Company is economically dependent upon the Parent's sole shareholder due to the concentration of services provided.

Note 5 - Income Taxes

The Company's current year taxable income was fully offset by prior years' net operating losses; therefore, there is no provision for current income taxes. The Company has a net operating loss carryforward of $37,771 available to offset future taxable income, which begins expiring in 2023. The net operating loss carryforward creates a deferred tax asset of approximately $5,700 which is fully reserved with a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses incurred to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company has commissions receivable and a clearing deposit due from and held by its clearing broker-dealer of $5,788 and $25,000, respectively, totaling $30,788, which represents approximately 45% of the Company's total assets.

Note 7 - Commitments and Contingencies

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 8 - Subsequent Events

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2014, through February 16, 2015, the date the financial statements were available to be issued.

Schedule I

CALLAWAY FINANCIAL SERVICES, INC.
Supplemental Information Pursuant to Rule 17a-5
December 31, 2014

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 63,106
Deductions / charges	
Non-allowable assets:	
Advance to related party	2,388
Commissions receivable	1,392
Prepaid expenses	1,280
Total deductions / charges	5,060
Net capital before haircuts on securities positions	58,046
Haircuts on securities:	-
Net Capital	$ 58,046
Aggregate indebtedness	
Commissions payable	$ 5,363
Total aggregate indebtedness	$ 5,363
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 53,046
Ratio of aggregate indebtedness to net capital	.09 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as filed by Callaway Financial Services, Inc. on form X-17A-5. Accordingly, no reconcilation is deemed necessary.

See accompanying report of independent registered public accounting firm.

CALLAWAY FINANCIAL SERVICES, INC.
Supplemental Information Purusant to Rule 17a-5
December 31, 2014

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditor

No statement is requried as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Callaway Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Callaway Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Callaway Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (the "exemption provisions") and (2) Callaway Financial Services, Inc. stated that Callaway Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Callaway Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Callaway Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 16, 2015

CALLAWAY
FINANCIAL SERVICES, INC.
MEMBER FINRA & SIPC

Callaway Financial Services, Inc.
Exemption Report

Callaway Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Callaway Financial Services, Inc.

I, Corey N. Callaway, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 16, 2015

721 N. FIELDER ROAD, SUITE C • ARLINGTON, TEXAS 76012
P 817.274.4873 • F 817.274.5644 • www.CallawayFinancial.com